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                                                                       EXHIBIT 2



                           [On Pennzoil letterhead]


FOR IMMEDIATE RELEASE                                        Contact: Bob Harper
                                                             713-546-8536

        Houston (July 1, 1997) -- Pennzoil Company (NYSE:PZL) announced today that its Board of Directors recommends that Pennzoil shareholders reject UPR's proposed tender offer and merger as inadequate and not in the best interest of Pennzoil shareholders. Accordingly, the Board of Directors recommends that shareholders of Pennzoil reject the UPR proposal and not tender shares to UPR pursuant to the tender offer.

        In its recommendation to Pennzoil shareholders, the Board cited, among other things:

                o The Board's belief that UPR's proposal does not reflect the inherent value of Pennzoil.

                o The Board's belief that continued pursuit of Pennzoil's strategic plan will produce greater value for Pennzoil shareholders than UPR's proposal.

                o The opinions of its financial advisors, Lehman Brothers Inc., J.P. Morgan Securities Inc. and Evercore Group Inc. that the UPR proposal is inadequate.

                o The coercive nature of UPR's two-tiered, front-end loaded offer, which is designed to compel Pennzoil shareholders to tender into the partial cash offer to avoid receiving UPR stock in the proposed second-step "squeeze out" merger on the back-end.

                o The "value" of UPR's proposal is substantially less than $84 per share because of uncertainty of the value of UPR stock to be forced onto the Pennzoil shareholders in the second-step "squeeze out" merger.

        Mr. James L. Pate, chairman of the board and chief executive officer of Pennzoil made the following statement on behalf of Pennzoil:

        "Your Board strongly believes that this is not the time to be considering a transaction such as that proposed by UPR. Pennzoil has undergone a major restructuring in the last few years and is only now beginning to realize for its shareholders the tremendous values that it will unlock. The Board believes that the best interests of Pennzoil and its shareholders will be served by independently pursuing Pennzoil's strategic business plan rather than a sale of the Company.

        "In short, Pennzoil's Board is strongly committed to staying on the course Pennzoil has set for itself. We believe the UPR proposal is an attempt to intercept the tremendous inherent and upside value of Pennzoil stock for an inadequate price. We urge you not to tender your shares to UPR."